# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Morgan Stanley China A Share Fund, Inc., CIK 0001368493
CUSIP: 617468103
Title of class of securities: Cl-EndFund Eq 1
Address of issuer's principal executive offices: 1585 BROADWAY, None, NEW YORK, New York (NY), 10036
Date of event which requires filing of this statement: 09/30/2024
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001207017

## Reporting persons
- Lazard Asset Management LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 1,702,272; shared voting power 0; sole dispositive power 2,422,535; shared dispositive power 0; aggregate amount beneficially owned 2,422,535 (13.95% of the class)

## Item 1. Issuer
Name of issuer: Morgan Stanley China A Share Fund, Inc.
Address of issuer's principal executive offices: 1585 BROADWAY NEW YORK NY 10036

## Item 2. Person Filing
Name of person filing: Lazard Asset Management LLC
Address of principal business office or, if none, residence: 30 Rockefeller Plaza New York NY 10112
Citizenship: Delaware Limited Liability Company

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 2422535
Percent of class: 13.95
Sole power to vote or to direct the vote: 1702272
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 2422535
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Signatures
- Lazard Asset Management LLC: Nargis Hilal, Chief Compliance Officer and Counsel (11/13/2024)